                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JUNE, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F      X      Form 40-F
                         -----------           ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes              No      X
                   -----------     -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                 CNH GLOBAL N.V.


Form 6-K for the month of June, 2002

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of May and Cumulative for 5 Months, 2002, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of April 2002 Relative to Industry Results or Levels, Compared with Prior Year Periods.








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                                                                [CNH LOGO]


                                 CNH Global N.V.
                                 ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
           During the Month of May and Cumulative for 5 Months, 2002,
      And Indicators of North American Dealer Inventory Levels for Selected
                Agricultural Equipment at the End of April 2002
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers ('AEM') and of the Canadian Farm and Industrial Equipment Institute ('CFIEI').

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.


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Page 2                        CNH Global N.V.                 May N.A. Activity

----------------------------------------------------------------------------------------------------------------------------------
                                           SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
----------------------------------------------------------------------------------------------------------------------------------
                                   TOTAL NORTH AMERICAN                             CNH RELATIVE PERFORMANCE
  CATEGORY                              INDUSTRY                                          (ALL BRANDS)
----------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF MAY 2002
----------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                  + 6.0%                              up moderately more than the industry
----------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                 + 5.0%                                     down low double digits
----------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                  + 0.7%                                  down moderate double digits
----------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                     (9.1%)                                  down moderate double digits
----------------------------------------------------------------------------------------------------------------------------------
Total tractors                             + 5.0%                                     down low single digits
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Combines                                  (11.7%)                                 down in line with the industry
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                           (19.9%)                                   down equal to the industry
----------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                        (17.2%)                              down slightly more than the industry
----------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                    (11.5%)                              down slightly less than the industry
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
5 MONTHS, 2002
----------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                  + 9.5%                              up moderately more than the industry
----------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                 + 4.3%                                    down high single digits
----------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                 (15.8%)                         down less than the industry, low single digits
----------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                    (17.3%)                             down moderately more than the industry
----------------------------------------------------------------------------------------------------------------------------------
Total tractors                             + 3.7%                                    up equal to the industry
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Combines                                   (8.5%)                                   up moderate double digits
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                           (10.4%)                              down slightly less than the industry
----------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                        (12.5%)                             down moderately more than the industry
----------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                     (5.4%)                              down slightly less than the industry
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF APRIL 2002
----------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)             6.5 months supply                          > 1 month less than the industry
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40 to 100 horsepower (2WD)            5.6 months supply                          > 1 month less than the industry
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over 100 horsepower (2WD)             4.2 months supply                           1 month less than the industry
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4 wheel drive tractors                3.1 months supply                             in line with the industry
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Total  tractors                       5.9 months supply                          > 1 month less than the industry
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Combines                              2.9 months supply                          1/2 month more than the industry
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------


Dated:  June 14, 2002

                             May 2002 Flash Report
                             U.S. Unit Retail Sales
                        (Report released June 11, 2002)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    April 2002
                                May           May                                                                   U.S. Field
   Equipment                   2002           2001             % Chg.   Y-T-D 2002     Y-T-D 2001         % Chg.     Inventory

2 WHEEL DRIVE
--------------------------------------------------------------------------------------------------------------------------------
Under 40 HP                    13,288         12,552            5.90%      40,977         37,274            9.90%      49,924
--------------------------------------------------------------------------------------------------------------------------------
40 & Under 100                  6,021          5,661            6.40%      21,872         21,018            4.10%      25,834
HP
--------------------------------------------------------------------------------------------------------------------------------
100 HP & Over                   1,225          1,279           -4.20%       6,915          8,704          -20.60%       5,206
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                          20,534         19,492            5.30%      69,764         66,996            4.10%      80,964
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
4 WHEEL DRIVE                     250            300          -16.70%       1,411          1,797          -21.50%         763
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL FARM                     20,784         19,792            5.00%      71,175         68,793            3.50%      81,727
WHEEL TRACTORS
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
COMBINES                          380            444          -14.40%       1,649          1,835          -10.10%       1,450
(Self-Propelled)
--------------------------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Association of Equipment Manufacturers.]

Published monthly, the AEM Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available.

Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Mary Matimore at 312-321-1470.


           Chicago Office                     (C) AEM 2002 -- Association of Equipment                 Milwaukee Office
10 S. Riverside Plaza Suite 1220                             Manufacturers                    111 E. Wisconsin Ave. Suite 1000
       Chicago, IL 60606-3710                           Toll Free:  866-AEM-0442                   Milwaukee, WI 53202-4806
Phone:  312-321-1470 Fax:  312-321-1480                                                     Phone:  414-272-0943 Fax:  414-272-1170

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CFIEI Industry News                                                 Page 1 of 2


                                  [CFIEI LOGO]


                              May 2002 Flash Report
                      Canada Report - Retail Sales in Units
                         (Report released June 12, 2002)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

---------------------------------------------------------------------------------------------------------------------------
                                      MAY                                     MAY                            APRIL
                                                                          YEAR-TO-DATE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       2002         2001
   Equipment            2002         2001           % Chg.      2002         2001          % Chg.    Canadian     Canadian
                                                                                                      (Field)      (Field)
                                                                                                     Inventory    Inventory
---------------------------------------------------------------------------------------------------------------------------
2 WHEEL TRACTORS
---------------------------------------------------------------------------------------------------------------------------
UNDER 40 HP               693          635            9.1%      1,840        1,824            0.9%      3,380        3,826
---------------------------------------------------------------------------------------------------------------------------
40& UNDER 100 HP          688          731           -5.9%      2,705        2,541            6.5%      3,132        3,741
---------------------------------------------------------------------------------------------------------------------------
100 HP & OVER             481          415           15.9%      1,715        1,540           11.4%      1,545        1,446
---------------------------------------------------------------------------------------------------------------------------
TOTAL                   1,862        1,781            4.5%      6,260        5,905            6.0%      8,057        9,013
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
4 WD TRACTORS             100           85           17.6%        332          310            7.1%        191          205
---------------------------------------------------------------------------------------------------------------------------

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TOTAL FARM WHEEL        1,962        1,866            5.1%      6,592        6,215            6.1%      8,248        9,218
TRACTORS
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
COMBINES                   43           35           22.9%        236          225            4.9%        369          547
(SELF-PROPELLED)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------


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CFIEI Industry News                                                 Page 2 of 2


                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                      3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 (*) Fax: 905-632-7138
                              E-Mail: info@cfiei.ca
                                      -------------

        Copyright(C)2002 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE.
             ---------
LAST MODIFIED: JUNE 12, 2002


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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                  CNH Global N.V.



                                                  By: /s/ Debra E. Kuper
                                                     ---------------------------
                                                          Debra E. Kuper
                                                          Assistant Secretary



June 17, 2002